Exhibit 99.5

Disclosure of Transactions in Own Shares

Paris, October 11th, 2018 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from October 4th, 2018 to October 10th, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
04.10.2018	300,000	56.3626	16,908,780	XPAR
05.10.2018	400,000	55.6664	22,266,560	XPAR
08.10.2018	300,000	54.3481	16,304,430	XPAR
09.10.2018	20,000	54.5635	1,091,270	XPAR
10.10.2018	40,000	55.6163	2,224,652	XPAR
Total	1,060,000	55.4676	58,795,692

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

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Investor Relations: +44 (0)207 719 7962 l ir@total.com